

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Aris Giannopoulos, President
Omega Water Corp.
10624 South Eastern Ave., Suite A – 786
Henderson, NV 89052

> **Re:** **Omega Water Corporation**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed August 10, 2010**
> **File No. 333-164245**

Dear Mr. Giannopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary – Omega Water Corp., page 4

1. We reissue comment one from our letter dated April 16, 2010. In this section you state "We intend to use the net proceeds from this offering to develop and implement our business plan." However, the disclosure on page 13 states that you will use the funding from this offering to commence activities to raise the $550,000 in funds required for Phases I and II of the development program. Please reconcile the disclosure throughout the prospectus. In addition, please reconcile the disclosure that you will use the funding from this offering to commence activities to raise the $550,000 with the use of proceeds section, as we had previously requested.

Summary Financial Information, page 5

2. Please revise to include interim financial information as of and for the six months ended May 31, 2010 to be consistent with the financial statements presented within your offering statement.

Aris Giannopoulos
Omega Water Corporation
September 7, 2010
Page 2

Risk Factors, page 6

Our Ability To Sustain Our Operations Is Dependent On Our Ability To Raise Financing

3. Please explain the statement in this risk factor that "Our future is dependent upon our ability to obtain financing and upon future profitable operations from our acquisition development, and management of real and intangible property and the provision of expertise." It is unclear how this relates to your proposed business.

Dilution, page 11

4. We reviewed your response to our comment five from our letter dated April 16, 2010, noting your disclosures were not revised as stated in your response. As result, our comment will be reissued. Based on your proceeds from the offering disclosed on page 10, offering expenses of $10,005 disclosed on page II-1 and net tangible book value of ($11,012) as of May 31, 2010 before the offering, it appears to us that the dilution per share to new investors under the scenarios "all shares are sold", "75% of shares sold", "50% of shares sold" and "25% shares sold" would be $0.09, $0.09, $0.10 and $0.10, respectively. Please revise or provide us with your calculations supporting the amounts disclosed herein or revise.

5. We reissue comment six from our letter dated April 16, 2010. Consider providing a separate table to reflect this information. In addition, as the president did not offer any cash consideration, it is unclear why the capital contribution is reflected as $8,000. Lastly, the footnote states that the president "purchased" the shares. However, as stated above, it appears that the president did not offer any cash consideration. Please reconcile.

Plan of Operations, page 12

6. Update disclosure throughout the prospectus as necessary. For instance, we note the disclosure on page 12 that "initial contracts and viable mass of order would begin in July 2010" and the disclosure on page 13 that "If we are successful in raising the funds from this offering, we plan to commence activities to raise the $550,000 in funds required for Phases I and II of the development program in summer 2010."

Description of Business, page 15

7. Please file the April 26, 2010 letter from NBBC as an exhibit. Also, In addition, we note that the contract entered into October 31, 2009 is for a one year period. Please discuss the risk associated with the fact that the agreement may expire before the company may commence operations.

8. We reissue comment 11 from our letter dated April 16, 2010. We note that the time frame has been arbitrarily determined. Please revise the estimated time frame to not be

arbitrary and instead, clearly reflect the basis for the company's determination as to the estimated time frame for implementing the business plan. The current reference to "arbitrarily determined" provides no insight to investors as to how and when the company can realistically implement its business plan. Given the timing needed for this offering and the fact that any additional financing will not occur until after the completion of this offering, please explain the basis for the time frame disclosed in this section. Lastly, it is unclear how the statement that your website is now up and under development responded to our prior comment. We may have further comment.

9. We partially reissue comment 12 from our letter dated April 16, 2010. Please expand your plan to use a network of independent distributors for your retail trade.

10. We reissue comment 13 from our letter dated April 16, 2010. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K. We note that you have added back the risk factor you removed; however, you did not add back the disclosure removed from this section and did not provide the more detailed disclosure as previously requested.

Executive Compensation, page 22

11. We reissue comment 15 from our letter dated April 16, 2010. To the extent that assumptions were made in the valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Financial Statements

12. We note you have presented your most recent interim financial statements as of and for the six months ended May 31, 2010. As a result, the interim financial statements as of and for the three months ended February 28, 2010 appearing on pages F-15 to F-24 are no longer required. Please revise to remove.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas E. Puzzo, Esq.
     Facsimile: (206) 260-0111